Via Facsimile and U.S. Mail
Mail Stop 6010

June 5, 2009

Geoffrey P. Kempler
Chief Executive Officer
Prana Biotechnology Limited
Level 2, 369 Royal Parade
Parkville, Victoria 3052
Australia

> **Re:** **Prana Biotechnology Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2008**
> **Filed September 25, 2008**
> **File No. 000-49843**

Dear Mr. Kempler:

We have reviewed your filing and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended June 30, 2008

General

1. We note your response to Comment 1 and your intention to include the information provided in your responses to Comments 2, 3, 4, and 5 from our letter dated February 8, 2009 in your 2009 Form 20-F. We note your statements that the agreements referred to in comments 4 and 5 are not relevant to your current primary business purpose. It is unclear from your responses what information you have agreed to provide in your next Form 20-F. If it is your intention to

include all information provided in your response letters, please clarify. If you intend to provide less than all information provided in your response letters, then please clarify what information you are undertaking to provide in the 2009 Form 20-F.

2. We note that you intend to file the consulting agreement with Professor Ashley Bush on a Form 6-K. Please note that we will not be in a position to clear our comments on your annual report until this agreement has been filed.

3. We note your response to Comment 3. Please confirm that you will disclose in your 2009 Form 20-F that you paid GHC a total of $10,457,700.

4. We note your response to Comment 5. Please confirm that you intend to provide Mr. Revelins' compensation information in the compensation table in Section B of Item 6. Directors, Senior Management and Employees in your 2009 Form 20-F, rather than only providing this information in the footnotes to the financial statements.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

  Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director

cc: Steven J. Glusband
       Carter Ledyard & Milburn LLP
       2 Wall Street
       New York, NY 10005-2072